UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period     October 2007                                   File No:  0-52400

Unbridled Energy Corp.

(Name of Registrant)

Suite 400, 2424 4th Street SW, Calgary, Alberta, Canada T2S 2T4

 (Address of principal executive offices)

1.

News Release dated October 15, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Unbridled Energy Corp.

(Registrant)

Dated: October 22, 2007	Signed: /s/ Craig Steinke
Craig Steinke Director

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB

NEWS RELEASE

FOR RELEASE ON OCTOBER 15, 2007

UNBRIDLED ENERGY ENGAGES EUROPEAN

INVESTORS RELATIONS CONSULTANT

CALGARY-PITTSBURGH · October 15, 2007 · Unbridled Energy Corporation (TSX.V: UNE/Frankfurt: 04U) (the “Company”) is pleased to announce the engagement of European Investor Relations SA, a Geneva-based firm,  to provide the Company with investor relations services in Europe (information regarding European Investor Relations can be found at: www.eir.ch).  European Investor Relations will assist the Company in initiating contact with and communicating with, primarily, European institutional investors.  In addition, they will assist Unbridled’s management in strategizing, formulating and implementing a European investor communications program.

European Investor Relations has been engaged under a three-year services agreement.  It will be paid cash consulting fees of US$7,500 per month during the first 12 months of the agreement, and US $250 per day for each day in which services are provided during the remaining 24 months; and they will be reimbursed for their reasonable out-of-pocket expenses.  In addition, the Company will grant to European Investor Relations 150,000 stock options under the Company’s option plan exercisable at a price of $0.50 per share for a period of up to three years and expiring 30 days following the termination of the consulting engagement with the Company.  These options will vest over the next 12 months as to 25% at the end of each 3-month period.  Neither European Investor Relations, nor any of its principals currently own any securities of the Company.  This investor relations engagement is subject to acceptance for filing by the TSX Venture Exchange.

Unbridled Energy

Unbridled Energy is an independent natural gas evaluation and production company specializing in shale gas and tight gas sands (“TGS”) opportunities in two main basins within North America; the eastern US Appalachian Basin and the Western Canadian Sedimentary Basin. The Company is applying a lower risk production enhancement strategy on existing wells, and the latest horizontal drilling and fracing technologies on new wells in well known shale gas and TGS formations in the Appalachian Basin. Importantly, management is also employing a “first mover” approach to large scale shale gas and TGS resource opportunities in the 580,000 square mile Western Canadian Sedimentary Basin. The Company has offices in Pittsburgh, Pennsylvania and Calgary, Alberta.

By Order of the Board of Directors

Unbridled Energy Corporation

Joseph H. Frantz Jr.

President & CEO

For more information, please contact Mark Mastilliak, the Company’s Investor Relations Consultant at 1-800-940-6781.

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to a contemplated investors relations agreement and investor relations program directed at European investors.  Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the possibility that the TSX Venture Exchange will not accept the subject investor relations agreement for filing, that  the Company will not be successful in generating any material investor interest in Europe, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F (Amended) dated January 9, 2007.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.